June 14, 2007

Via Electronic Transmission and Federal Express

Mr. David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Xenonics Holdings, Inc. — Current Report on Form 8-K — Item 4.02 — Filed June 14, 2007 — File No. 1-32469

Dear Mr. Burton:

By letter dated June 14, 2007, you provided Xenonics Holdings, Inc., a Nevada corporation (the “Company”), with a comment regarding the above-referenced Current Report on Form 8-K. The Company has filed an amended Current Report on Form 8-K/A that addresses your comment. Enclosed is a redlined copy of the Current Report on Form 8-K/A that highlights the changes made by the Company.

The Company hereby acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  Comments from the staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard S. Kay

Richard S. Kay
Chief Financial Officer
Xenonics Holdings, Inc.